MEMC Electronic Materials, Inc.

501 Pearl Drive (City of O’Fallon)
Post Office Box 8
St. Peters, Missouri 63376  USA

Phone:    636-474-7313
Fax:         636-474-5180

bkohn@memc.com

Bradley D. Kohn
Senior Vice President & General Counsel

August 9, 2011

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Registration Statement on Form S-4 (No. 333-176188) of MEMC Electronic Materials, Inc., EnFlex Corporation, MEMC Holdings Corporation, MEMC International, Inc., MEMC Pasadena, Inc., NVT, LLC, Solaicx, Sun Edison LLC, SunEdison Canada, LLC, SunEdison International, LLC (each, a “Company” and collectively, the “Companies”)

Ladies and Gentlemen:

In connection with the exchange offer being made the Companies pursuant to the prospectus contained in the Registration Statement described above and the related letter of transmittal, this letter will confirm the following:

(1)           The Companies are registering the notes to be issued in the exchange offer (the “Registered Notes”) in reliance upon the position of the Staff of the Securities and Exchange Commission (the “Commission”) enunciated in the no-action letter issued to Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993.

(2)           The Companies have not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the exchange offer in exchange for the Companies’ outstanding notes (the “Private Notes”) and, to the best of the Companies’ information and belief, each person participating in the exchange offer is acquiring the Registered Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offer and is not an “affiliate” of any Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  In this regard, the Companies will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Registered Notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.  The Companies acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Registered Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

August 9, 2011

(3)           A broker-dealer may participate in the exchange offer with respect to Private Notes acquired for its own account as a result of market-making or other trading activities provided that the broker-dealer has not entered into any arrangement or understanding with any Company or an affiliate of any Company to distribute the Registered Notes and the Companies (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the exchange offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the exchange offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The transmittal letter to be executed by each exchange offeree in order to participate in the exchange offer includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

August 9, 2011

MEMC ELECTRONICMATERIALS, INC.
ENFLEX CORPORATION
MEMC HOLDINGS CORPORATION
MEMC INTERNATIONAL,INC.
MEMC PASADENA, INC.
NVT, LLC
SOLAICX
SUN EDISON LLC
SUNEDISON CANADA, LLC
SUNEDISON INTERNATIONAL, LLC

By:  /s/ Bradley D. Kohn
Name:  Bradley D. Kohn
Title:    Authorized Officer